Exhibit 99.1

AMEX:ROY	NR 08-13
TSX:IRC	September 10, 2008

INTERNATIONAL ROYALTY APPOINTS

GORDON BOGDEN TO BOARD OF DIRECTORS

DENVER, COLORADO – September 10, 2008 - International Royalty Corporation (AMEX: ROY, TSX: IRC) is pleased to announce the appointment of Gordon J. Bogden to its board of directors.

Mr. Bogden has extensive experience as an investment banker and is currently President of Bogden Advisors Inc., which provides advice on strategy, mergers, acquisitions and corporate finance to the mining sector.  Most recently, Mr. Bogden was Vice Chairman and Head of Global Metals and Mining at National Bank Financial Inc. Prior to National Bank, Mr. Bogden held senior positions with Beacon Group Advisors Inc., Newcrest Capital Inc., N.M. Rothschild & Sons Canada Limited and CIBC Wood Gundy Securities (the predecessor company to CIBC World Markets). Mr. Bogden began his career as a professional engineer and geophysicist, having co-founded Quantech Consulting Inc. (now known as Quantec Geoscience Inc.). He holds a Bachelor of Science in Geology from Queen's University and is a Certified Corporate Director (ICD.D) from the Institute of Corporate Directors and Rotman School of Management. Mr. Bogden is a member of the board of directors of Aeroquest International Limited and Volta Resources Inc., and is formerly a director of IAMGOLD Corporation, Defiance Mining Corporation and High River Gold Mines Ltd.

International Royalty Corporation

International Royalty Corporation (IRC) is a highly profitable mineral royalty company. Since its IPO in 2005, IRC has grown annual revenues to more than $50 million with profit margins as high as 65%.  The company has royalties on more than 80 projects worldwide without exposure to mine-site capital or increasing operational expenses.  IRC’s high-quality, long-life assets include more than 25 projects at the feasibility stage or later.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com